File No. 70-10288

United States Securities and Exchange Commission
Washington, D.C. 20549

_________________

Amendment No. 1 to

Form U-1

Application/Declaration

Under the

Public Utility Holding Company Act of 1935

_________________

CNG Holdings, Inc.
7810 Shaffer Parkway, Suite 120
Littleton, Colorado 80127

(Name of company filing this statement
and address of principal executive office)

_________________

N/A

(Name of top registered holding company)

Kenneth C. Wolfe
Vice President of Finance
CNG Holdings, Inc.
7810 Shaffer Parkway
Suite 120
Littleton, Colorado 80127
Telephone: (303) 979-7680
Facsimile: (303) 979-7892
(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Markian M. W. Melnyk
LeBoeuf, Lamb, Greene & MacRae, L.L.P.
1875 Connecticut Ave.
Washington, D.C. 20009-5728
Telephone: (202) 986-8212
Facsimile: (202) 986-8102

        This Amendment No. 1 amends the application/declaration originally filed with the Securities and Exchange Commission (the "Commission") in File No. 70-10288 on February 24, 2005 in its entirety, except that it does not amend exhibits previously filed, unless noted.

Item 1.   Description of the Proposed Transaction

        A.    Introduction

        This application/declaration (“Application”) seeks authorization under the Public Utility Holding Company Act of 1935 (“Act” or “1935 Act”) relating to the acquisition by CNG Holdings, Inc. (“CNG Holdings”) of the common stock of Missouri Gas Utility, Inc. (“MGU”), a Colorado corporation. In addition, CNG Holdings seeks an order finding it exempt from all provisions of the Act, except Section 9(a)(2).

        B.    Background

        CNG Holdings, a Colorado corporation, is an exempt holding company pursuant to Rule 2 under the Act. CNG Holdings’ direct wholly owned subsidiary, Colorado Natural Gas Inc. (“CNG”), a Colorado corporation, is a gas public utility serving approximately 6,300 retail (residential and commercial) customers in Colorado. CNG is regulated by the Colorado Public Utilities Commission. As of December 31, 2004, CNG had 1,950,432 feet of gas main lines and 2,779,770 feet of service lines, located in the Colorado counties of Park, Jefferson, Clear Creek, Teller, Gilpin and Pueblo. CNG sells no gas (or electricity) outside Colorado.

        As of and for the year ended December 31, 2004, CNG Holdings’ consolidated gross operating revenues, net income and net assets1 were approximately $5,204,464, $596,678 and $42,062,036, respectively. For the same period, CNG’s gross operating revenues, net operating revenues,2 net income and net assets were approximately $4,390,757, $2,185,894, $558,403 and $39,437,935, respectively. The financial statements of CNG Holdings and CNG are included as Exhibits FS-1 and FS-2 hereto.

        CNG Holdings also is engaged in certain nonutility businesses. Its wholly owned subsidiary Colorado’s Best Heating and Appliances, LLC a Colorado limited liability company, is engaged in the conversion of propane appliances to use natural gas fuel. Wolf Creek Energy, LLC, a Colorado limited liability company and a wholly owned direct subsidiary of CNG Holdings is engaged in the brokerage and sale of commodity gas to an industrial customer in Colorado. Wolf Creek Energy does not own facilities for the distribution of gas for sale.

        MGU owns and operates the natural gas distribution system serving approximately 740 customers in the cities of Gallatin and Hamilton, Missouri, and surrounding communities. As of December 31, 2004, MGU had 554,400 feet of gas main lines and 111,000 feet of service lines, located in the Missouri counties of Caldwell, Davies and Harrison. MGU is subject to the regulation of the Public Service Commission of the State of Missouri (“MPSC”) with regard to rates, quality of service, affiliate transactions and other matters. MGU’s stockholders are individuals who also own common stock of CNG Holdings. None of the investors with shareholdings in CNG Holdings and MGU holds 5% or more of the voting common stock of each of CNG Holdings and MGU. MGU is not presently a subsidiary of CNG Holdings.

        For the nine months ended December 31, 2004, MGU had no gross operating revenues, and only $362 of interest income. MGU’s net assets as of December 31, 2004 were $2,320,878. MGU’s financial statements are included as Exhibit FS-3 hereto. MGU does not conduct any nonutility businesses and the company has no subsidiaries.

        C.    The Proposed Transaction

        Pursuant to an agreement dated December 30, 2004, CNG Holdings has agreed to acquire all the issued and outstanding common stock of MGU. The transaction is structured as a stock-for-stock exchange at a ratio of 25:1 in which the current shareholders of MGU will exchange the 57,590 outstanding common shares of MGU for 2,303 common shares of CNG Holdings.3 As of December 31, 2004, CNG Holdings had 1,424,663 shares of common stock issued and outstanding. The acquisition of MGU will increase the number of CNG Holdings shares outstanding to 1,426,966 shares.

        The municipalities of Gallatin and Hamilton, Missouri that had initially operated the gas utility assets now owned by MGU financed their construction through a lease transaction. When the municipalities defaulted on their lease obligations, the trustee, acting on behalf of the lenders, sought to sell the assets. Pursuant to a sale authorized by the MPSC, MGU acquired the gas distribution system in Gallatin and Hamilton in December, 2004 for an aggregate consideration of $1.9 million, plus counsel and bank fees of approximately $46,000. The acquisition was significant because it assured continuous gas utility service to customers who, if the system stopped operating, would have had to convert their gas appliances to propane at a cost of approximately $450-$600 per customer. MGU financed the acquisition with bank financing in the amount of $2 million, backed by a guarantee from CNG Holdings.4 Notably, CNG did not provide any financing for MGU's acquisition of the Missouri assets, or guarantee the loan. The municipalities of Gallatin and Hamilton, Missouri have ceased to have any operating or lease interest in the gas distribution systems by virtue of the MPSC order and the resulting sale of the systems to MGU.

        The transaction proposed in this Application is essentially a restructuring whereby the shareholders of MGU and CNG Holdings would consolidate their interests under one company, CNG Holdings. The closing is conditioned on receipt of authorization from the Commission under the 1935 Act.

        Upon consummation of the acquisition, CNG Holdings would hold MGU as a wholly owned direct subsidiary company. It is expected that the acquisition will yield several benefits. Centralized customer billing will make it more efficient to serve the relatively small number of customers in Missouri. In addition, CNG Holdings will combine gas purchasing operations for the CNG and MGU systems and invest in system maintenance and expansion. Because the municipalities were in default under their lease financing arrangement they were unable to borrow funds to finance gas purchases, to properly maintain the system or to finance its expansion. CNG Holdings also expects to be able to implement best practices in utility operations at MGU, particularly in the area of safety. Lastly, CNG Holdings will bring improved marketing practices to the MGU service area in an effort to increase the density of customers served by the distribution system and thereby use assets more efficiently. Applicants have identified at least 1,800 additional customers that can be served by the MGU system. CNG Holdings’ experience in converting customers from propane to natural gas in Colorado is applicable as well in Missouri where many customers in MGU’s service territory continue to use propane.

Item 2. Fees, Commissions and Expenses

        The fees, commissions and expenses incurred or to be incurred in connection with the proposed transaction are estimated at $25,000, associated primarily with counsel fees.

Item 3. Applicable Statutory Provisions

        The proposed transactions are subject to Sections 3(a)(1), 9(a)(2) and 10 of the Act.

        A.    Issues under the Act

1. The Commission’s Jurisdiction Over Utility Acquisitions

        Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, “for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate.” Under the definition set forth in Section 2(a)(11)(A) of the Act, an “affiliate” of a specified company means “any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company.”

        CNG Holdings would become an affiliate of both MGU and CNG as a consequence of the proposed acquisition and, accordingly, Section 9(a)(2) of the Act requires CNG Holdings to obtain authorization of the transaction under Section 10. The statutory standards to be considered by the Commission in determining whether to approve the proposed acquisition are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

        As described below, the Merger complies with all of the applicable provisions of Section 10 of the Act.

(a)     Section 10(b)(1)

        The Commission may not approve the acquisition if it determines, pursuant to Section 10(b)(1), that it will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers. For the reasons given below, there is no basis in this case for the Commission to make either of those negative findings.

        By its nature, an acquisition will create new links between companies. However, Section 10(b)(1) is primarily aimed at preventing business combinations unrelated to operating efficiencies. The proposed acquisition will not result in an undue concentration of control of public utility companies.

        After the acquisition, CNG Holdings will exercise management control over both CNG and MGU to assure coordination of operating practices, purchasing and other activities where appropriate. General management, accounting and billing will be handled by CNG Holdings in order to minimize the costs of these services to MGU’s customers. CNG and MGU also will have local managers to respond to day-to-day issues involved in system operations. In MGU’s case, there will be one local resident manager and two local technicians overseeing the operations of the Missouri system.

        It is clear that given the small size of MGU, the acquisition will not create a “huge, complex and irrational” system.5 In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create “the type of structures and combinations which the Act was specifically directed [to prohibit].”6 After the acquisition, CNG Holdings’ utility operations will be limited to only two states in the center of the continent. The nonutility businesses of the group will be relatively small and closely related to the dominant utility business. The corporate structure of the system will be simple, with each utility subsidiary as a first-tier subsidiary of the holding company. The acquisition in fact presents a beneficial opportunity to combine a small utility that is difficult to operate efficiently with a larger (but still relatively small) utility. The growth in the CNG Holdings system will permit certain economies of scale in operations, financing and management that are not available to small utilities.

        The Commission’s recent authorization of the acquisition of NUI Corp. by AGL Resources Inc. is a good example of beneficial interlocks between gas utility companies that are permitted under the Act. In that matter, AGL Resources which served more than 1.8 million customers in Georgia, Tennessee and Virginia, was permitted to acquire NUI Corp., which had utility operations serving approximately 371,000 customers in New Jersey, Florida, Maryland and Virginia. The applicants asserted that the acquisition would allow AGL Resources to modernize operations and upgrade service quality to NUI’s customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities.7 The proposed acquisition of MGU would create a gas public utility system that is substantially smaller and less complex than most registered or exempt holding company systems and would tend towards the development of a larger utility system that can pursue the efficiencies that come with increased scale.8

        CNG Holdings expects to implement its best practices at MGU and, over time, introduce technology and other enhancements to provide service in a safer, more efficient and economical manner. CNG Holdings expects to address deferred maintenance issues that arose under the prior ownership of the Gallatin and Hamilton systems and to invest in certain system expansions. In addition, the acquisition should produce efficiencies associated with more economical gas purchasing, information technology initiatives such as centralized customer billing, improved transmission capacity and storage utilization, and general and administrative expense reductions. Improvements in marketing propane to natural gas conversions in the MGU service territory also will help to increase throughput on the MGU system, lowering fixed cost allocations per customer.

        Competitive effects: The acquisition does not reduce competition in any relevant market. Indeed, the acquisition helps to assure that the citizens of Gallatin and Hamilton, Missouri continue to have access to natural gas service as an alternative to electricity, propane and other energy sources or carriers. Accordingly, the transaction has a beneficial effect on competition. The transaction is not subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) due to its small size and, accordingly, no filing will be made with the United States Department of Justice (“DOJ”) or the Federal Trade Commission (“FTC”).

(b)     Section 10(b)(2)

        The Commission may not approve the acquisition if it determines, pursuant to Section 10(b)(2), that the consideration (including the fees and expenses associated with the transaction) to be paid by CNG Holdings is not reasonable or does not bear a fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired. For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the consideration being offered by CNG Holdings.

        The shareholders of CNG Holdings and MGU own their interests in each company in the same proportion. In the proposed transaction the shareholders have agreed to exchange MGU stock in the ratio of 25:1 into CNG Holdings stock. Accordingly, each shareholder will be in economically the same position before and after the transaction. The acquisition will not affect MGU’s basis in the Missouri utility assets or the rate base associated with the assets as determined by the MPSC. As noted previously, MGU acquired the assets in December, 2004, in connection with the default by the cities of Gallatin and Hamilton, Missouri on certain lease purchase agreements. The cities had financed the construction of the gas distribution systems through the use of lease purchase agreements pursuant to which the cities leased and operated the systems and paid regular rental payments to the lessor. The cities defaulted on the lease agreements and the assets of the systems were offered for sale on November 30, 2004. MGU was the only bidder and by order dated December 14, 2004, MGU was authorized by the MPSC to acquire and operate the utility assets.9 The MPSC order noted that MGU “is attempting to purchase the systems from the trustees and to complete the transactions in sufficient time to prevent the disruption of gas service to the Gallatin and Hamilton customers.”

        Fees paid in connection with legal services necessary to complete the acquisition of MGU by CNG Holdings are estimated at approximately $25,000. Such fees are appropriate for a transaction of this nature. Because the proposed transaction is a reorganization by the common shareholders of CNG Holdings and MGU of their interests in both companies, and the shareholders’ proportional interests in both companies are identical, the Commission should find that the consideration to be paid in this matter — the exchange of shares — is fair and reasonable.

(c)     Section 10(b)(3)

        The Commission may not approve the acquisition if it determines, pursuant to Section 10(b)(3), that the acquisition will unduly complicate the capital structure of CNG Holdings or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system. For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings.

        The capital structure of CNG Holdings after the transaction will not be unduly complicated and will be substantially unchanged from CNG Holdings’ capital structure prior to the completion of the transaction. The table below illustrates the capital structure of CNG Holdings as of December 31, 2004 on a stand alone basis and pro forma taking into account the proposed acquisition. As the table indicates, CNG Holdings will remain soundly capitalized. Furthermore, because CNG will not finance MGU or guarantee its debt, the acquisition would not affect the capital structure of CNG.

As of Dec. 31, 2004	CNG Holdings (consolidated)		MGU		Adjust- ments	CNG Holdings (pro forma)
	$	%	$	%		$	%
Common Stock	12,856,068	94.1	362	0.0		12,856,430	88.3
Preferred Stock	700,000	5.1	--	0.0	(700,000)	--	0.0
Long-term Debt		0.0	1,400,000	60.3	--	1,400,000	9.6
Short-term Debt*	103,299	0.8	920,516	39.7	700,000	303,299	2.1
Total	$13,659,367	100.0%	$2,320,878	100.0%	--	$14,559,729	100.0%

*Includes	current maturities of long-term debt.

        The proposed transaction will not be detrimental to the public interest or the interest of investors or consumers. The December 14, 2004 MPSC order approving the acquisition of the Gallatin and Hamilton gas systems by MGU also approved a “Nonunanimous Stipulation and Agreement” among MGU, the Staff of the Missouri Public Service Commission and the Office of the Public Counsel (the “Stipulation”). The Stipulation includes protections intended to insulate MGU from the activities of CNG Holdings. In particular,

MGU shall be owned and operated as a separate subsidiary of CNG Holdings. CNG Holdings and MGU shall not, directly or indirectly, allow any debt of CNG Holdings or any of its affiliates or subsidiary, to be recourse to MGU; pledge MGU equity as collateral or security for the debt of CNG Holdings or any of its subsidiaries; give, transfer, invest, contribute or loan to CNG Holdings or any of its subsidiaries, any equities or cash without Commission approval. CNG Holdings and MGU shall not transfer to CNG Holdings or any subsidiary thereof, directly or indirectly, assets necessary and useful in providing service to MGU’s Missouri customers without Commission approval. MGU shall not enter, directly or indirectly, into any “make-well” agreements, or guarantee the notes, debentures, debt obligations or other securities of CNG Holdings or any of its subsidiaries without Commission approval. MGU shall not adopt, indemnify, guarantee or assume responsibility for payment of, either directly or indirectly, any of the current or future liabilities of CNG Holdings or any of its subsidiaries or affiliates without Commission approval.[10]

(d)     Section 10(c)

        Section 10(c)(1) requires that the Commission not approve an acquisition of securities or utility assets, or any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11. Section 10(c)(2) of the Act requires an affirmative showing that a proposed acquisition will tend towards the economical and efficient development of an integrated system. An “integrated public-utility system” is defined in section 2(a)(29) of the Act to mean:

As applied to gas utility companies, a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: PROVIDED, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

i.     Section 8

        Section 8 refers to the requirements of state law as it may relate to ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same service territory. Since CNG Holdings does not own directly or indirectly any electric utility facilities and will not acquire such facilities as a result of the acquisition, Section 8 is not applicable to the proposed transaction.

ii.     Section 11

        Section 11(b)(1) generally confines the utility properties of a registered holding company to a “single integrated public-utility system,” either gas or electric.11 An exception to this requirement is provided in Section 11(b)(1)(A) through (C) of the Act (the “ABC clauses”).12 A registered holding company may own one or more additional integrated systems if each system meets the criteria of those clauses. The additional system may be either gas or electric. The integrated nature of the CNG Holdings system after the acquisition is discussed below.

        Section 11(b)(2) requires the Commission to take such steps that are necessary to ensure that “the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system.” The corporate structure of the CNG Holdings system after the acquisition will be simple. Each public utility company will reside as a first-tier wholly owned subsidiary of CNG Holdings. Voting power with respect to the utility common stock will be held solely by CNG Holdings and voting power of CNG Holdings is apportioned rateably among its shareholders according to the number of shares held. CNG Holdings has only one class of common stock outstanding, and $700,000 of preferred stock that is expected to be redeemed during 2005.

iii. Economical and Efficient Integrated System

        The economic efficiencies that are anticipated to flow from the acquisition are discussed in detail in Item 1 above. Briefly stated, there are three general areas where savings are expected through the combination: (1) corporate and administrative programs including human resources and labor savings, billing and computer services; (2) purchasing economies for supplies and gas; and (3) improved marketing resulting in increased throughput and lower fixed costs per customer. Given MGU’s current size of about 740 customers only, there should be substantial cost savings in CNG Holdings’ common gas purchasing, accounting for the balancing of gas supplies, and the management of billing and administrative matters.

        The following discussion explains why CNG and MGU, under the common ownership of CNG Holdings, will constitute a single integrated gas utility system within the meaning of Section 2(a)(29)(B).

      Operation as a Single Coordinated System

        As separately owned entities, CNG and MGU would have to manage independently similar physical properties and contractual assets (gas supply, transportation, and storage contracts of varying types and duration). Each company must maintain a professional staff or hire an agent that performs services related to essential gas supply portfolio management functions, including portfolio design, portfolio strategy, procurement, storage optimization, price risk management, and contract administration. The acquisition will permit CNG Holdings to centralize the gas supply portfolio management function and provide MGU with more secure and economical natural gas supplies and transportation arrangements. MGU’s association with a larger gas utility also should permit implementation of coordinated management and technology systems to modernize operations such as customer billing, upgrade service quality to MGU’s customers, and improve utility practices in areas such as maintenance and operational safety.

      Single Area or Region

        CNG’s gas utility operations are confined to Colorado and MGU’s gas utility operations are in Missouri. The combined operations of the CNG Holdings system after the acquisition will be in the central U.S., separated only by the state of Kansas. Two utilities that are geographically close may be in the same area or region even if they are not in contiguous states. Section 2(a)(29)(A), in the case of an integrated electric utility system, requires physical interconnection of utility assets and operation as a single "interconnected and coordinated" system, while the definition of an integrated gas utility system in Section 2(a)(29)(B) merely refers to operation as a single "coordinated" system. As shown above, CNG and MGU will be operated as a single coordinated system after the acquisition.13

        It is also important, however, that the MGU system is a new and expanding gas utility system. In two orders issued to Sempra Energy (a California gas and electric utility), relating to its acquisition of Bangor Gas and Frontier Energy, the Commission emphasized that both were start-up utilities bringing gas service to communities that had not previously had access to this energy option.14

[W]e believe that the nature of the project is relevant to the assessment of whether the combined gas properties of SoCalGas, SDG&E and Frontier would constitute a gas integrated system. We have previously determined that a combination of existing gas properties and to-be-acquired start-up (i.e., "greenfield") non-contiguous gas properties may constitute a gas integrated system within the meaning of section 2(a)(29)(B) of the Act, MCN Corp., Holding Co. Act Release No. 26576 (Sept. 17, 1996). In MCN Corp., we authorized a Michigan intrastate exempt gas holding company to acquire interests in Southern Missouri Gas Company, a Missouri limited partnership that would construct, own and operate a small gas pipeline and distribution system in southern Missouri, some 600 miles away from the holding company's existing gas properties.

                                                                                           * * * * *

Although the distances between Frontier and the California operating companies are significantly greater than those in MCN Corp., we do not believe that they contravene the policy of the Act against "scatteration" - the ownership of widely dispersed utility properties which do not lend themselves to efficient operation. The Act is directed against "the growth and extension of holding companies [that] bears no relation to economy of management and operation or the integration and coordination of related operating properties." . . . [T]he expansion of the Sempra System by the acquisition of Frontier will not have an adverse effect upon localized management, efficient operation or effective regulation.[15]

* * * * *

        Despite the significant distance between the acquiring utility and the target green-field utility, the public interest in promoting the expansion of utility service provided additional justification for the Commission's authorization of the acquisition.

Further, there is a strong public interest in the project, which would make gas available to rural customers. The record also demonstrates that the effectiveness of local regulation would not be impaired.[16]

"The Commission read each standard of Section 2(a)(29)(B) in connection with the other provisions of the section and in light of the particular facts under consideration."17

        In American Natural Gas Co., the utilities, located in Michigan, Wisconsin and Indiana, did derive gas from a common source of supply, but their facilities did not permit the flow of gas through physically interconnected facilities. The Division argued that the fact that the utilities shared a common source of supply did not require the Commission to find that they were in a single area or region. The Commission stated that it did not need to reach that question because several factors other than common source of supply, including coordination of operations and the proximity of the utilities' service territories, permitted it to conclude that the combined utility system would be confined to a single area or region.18

        CNG Holdings' combinued utility operations will be in a single area or region after the acquisition. Both utilities are located in the central U.S., are separated only by the state of Kansas, and the resulting system would not contravene the policy in the Act against "scatteration." The combination advances the public interest because it provides a stable owner and operator for a small gas distribution system that was in financial difficulty, and could have been required to cease operation had MGU not acquired the Missouri utility facilties. In this respect, MGU is similar to Bangor Gas and Frontier Energy, two utility systems that were providing an energy alternative in areas previously without natural gas service. Lastly, the acquisition will not adversely affect localized management, efficient operation or effective regulation.19

        No Impairment

        After the acquisition, MGU will be staffed with employees responsible for the reliable and efficient operation of the local utility system. MGU currently maintains an office in Gallatin, Missouri and CNG Holdings recognizes that a continued presence through local employees is vital to maintaining a connection to the community.

        As discussed in Item 4, the acquisition has been authorized by the MPSC. The authorization of this regulatory commission is further evidence that the acquisition does not have adverse effects on the effectiveness of local regulation. The authorization of the Colorado Public Utilities Commission ("CPUC") is not required to effect the transaction.

(e)     Section 10(f)

        Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws. As explained above, CNG Holdings has obtained all necessary state regulatory approvals associated with the acquisition. A copy of the MPSC order is included as Exhibit B hereto.

2. Section 3(a)(1) Exemption for CNG Holdings

        Applicant requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that CNG Holdings is exempt from all provisions of the Act, except Section 9(a)(2). Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or the interests of investors and consumers, if:

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

        An exemption under Section 3(a)(1) is generally available if two conditions are satisfied. First, CNG Holdings and its “material” public utility subsidiaries must be organized in one state. Second, CNG Holdings, taken as a whole, and its material public utility subsidiaries, each taken separately, must be “predominantly intrastate in character.” The facts presented below demonstrate that (i) MGU is not a material public utility subsidiary, (ii) after the acquisition, CNG Holdings and CNG will both be organized in Colorado, and (iii) both CNG Holdings and CNG also will be predominantly intrastate in character and carry on their business substantially in Colorado.

        The table below shows that MGU will not be a material subsidiary of CNG Holdings. On a pro forma projected basis for the twelve months ending March 31, 2006, MGU is projected to contribute substantially less than 10.9% of the consolidated gross and net operating revenues of CNG Holdings.20

Twelve Months Ending March 31, 2006	CNG Holdings Pro forma Combined	MGU Pro forma
	$	$	%
Gross Operating Revenues*	13,446,568	883,447	6.6
Net Operating Revenues**	6,287,014	475,481	7.6
Utility Operating Income	4,559,088	318,701	7.0
Net Utility Income	1,950,645	143,704	7.4
Net Utility Plant	38,000,000	2,700,000	7.1

*Gross operating revenues exclude revenues from nonutility businesses.
** Net operating revenues (operating margin) is gross operating revenue less the cost of gas.

        Although the language of the statute refers to income, the Commission has considered various factors in its evaluation of materiality and, in particular, its focus has traditionally been on revenues. In most cases the Commission considers the percentage of gross operating revenues of the utility operations of the combined company, on a pro forma basis as if the acquisition had occurred. However, in cases involving combination gas and electric utilities, the Commission has placed more emphasis on net operating revenues. Net operating revenues reflect the gross utility operating revenues less the cost of gas sold, the cost of fuel used to generate electricity and the cost of purchased power. This adjustment is intended to eliminate the distorting effects of variable gas and fuel costs in comparing gas and electric utilities.21 Based on precedent, the Commission should not find that MGU is material to CNG Holdings if it does not contribute more than approximately 10.9% of the pro forma combined entity’s average gross or net utility operating revenues.22

        Because MGU would represent the only utility activity of the combined company that takes place outside of Colorado, the table above also demonstrates that CNG Holdings would be predominantly intrastate in character. Precedent indicates that the Commission should find a holding company and its material public utility subsidiaries to be predominantly intrastate in character if average revenues from out-of-state utility activity do not exceed 13.2% of total utility revenues.23

        Moreover, there is no reason to conclude that the exemption would be detrimental to the public interest or the interest of investors or consumers. Following the acquisition, the MPSC will have the same jurisdiction and authority over MGU’s rates, services and operations as it currently has, and its ability to protect ratepayers will not be impaired by virtue of MGU’s ownership by an out-of-state holding company. The exemption also would not affect the jurisdiction of the CPUC with respect to the rates, service quality and operations of CNG.

        B.    Conclusion

        For the foregoing reasons, the Commission should authorize CNG Holdings to acquire the issued and outstanding common stock of MGU. In addition, the Commission should find CNG Holdings exempt from all the provisions of the Act, except Section 9(a)(2), pursuant to Section 3(a)(1) of the Act.

Item 4. Regulatory Approvals

        By order dated December 14, 2004, the MPSC authorized MGU to own and operate the gas distribution assets of the cities of Gallatin and Hamilton, Missouri and the ownership of MGU by CNG Holdings.24 No other state commission, and no federal commission, other than the Commission, has jurisdiction over the transactions proposed in this Application.

Item 5. Procedure

        CNG Holdings respectfully requests that the Commission issue a notice of the transaction proposed herein forthwith. CNG Holdings proposes to close the acquisition as soon as possible. CNG Holdings respectfully requests that the Commission issue an order granting and permitting this Application to become effective as soon as reasonably practical.

        Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the proposed transactions and consent to the Division of Investment Management’s assistance in the preparation of the Commission’s decision. There should not be a waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

Exhibits
A	Plan of share exchange (previously filed).
B	Order of MPSC authorizing the acquisition (previously filed).
C-1	Opinion of counsel of CNG Holdings (revised).
C-2	Past tense opinion of counsel.*
D	Form of notice (previously filed).
E	Share ownership of CNG Holdings and MGU (confidential treatment requested).
Financial Statements
FS-1	CNG Holdings, Inc. Consolidated Balance Sheet as of December 31, 2004 and Statement of Income for the nine months ended December 31, 2004 (previously filed).
FS-2	CNG Balance Sheet as of December 31, 2004 and Statement of Income for the nine months ended December 31, 2004 (previously filed).
FS-3	MGU Balance Sheet as of December 31, 2004 and Statement of Income for the nine months ended December 31, 2004 (previously filed).

*To be filed by amendment.

Item 7. Information as to Environmental Effects

        The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this amended Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2005	CNG Holdings, Inc. By: /s/ Kenneth C. Wolfe Name: Kenneth C. Wolfe Title: Vice President of Finance

Exhibit Index

C-1	Opinion of counsel of CNG Holdings (revised).

[footnotes]

1 Net assets reflect total assets less accumulated depreciation.

2 Net operating revenues reflect gross revenues less the cost of gas sold.

3 The exchange ratio reflects the relative estimated values of MGU and CNG Holdings.

4 The bank financing is composed of a $1.4 million long-term loan and a $600,000 short-term loan.

5 American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978).

6 Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968).

7 AGL Resources Inc., Holding Co. Act Release No. 27917 (Nov. 24, 2004).

8 For example, NiSource Inc. has 3.3 million gas customers in nine states. See NiSource Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-16189, filed Mar. 12, 2004. Xcel Energy Inc. has approximately 1.8 million gas customers in 11 states. See Xcel Energy Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-03034, filed Mar. 15, 2004.

9 In the Matter of the Application of Missouri Gas Utility, Inc. for a Certificate of Public Convenience and Necessity, Case No. GO-2005-0120, 2004 Mo. PSC LEXIS 1783 (Dec. 14, 2004). At the time of the order, MGU was a subsidiary of CNG Holdings. On December 28, 2004, prior to the acquisition of the gas distribution systems, MGU's common stock was distributed to the shareholders of CNG Holdings. MGU acquired the gas distribution systems on December 30, 2004. This application seeks authorization to re-establish the parent-subsidiary relationship between CNG Holdings and MGU.

10 The Stipulation is attached to Exhibit B hereto.

11 Although Section 11(b)(1) is limited, by its terms, to registered holding companies, the Commission has stated that it applies to exempt holding companies “by analogy.” Union Electric Co., 45 S.E.C. 489, 506 n.63, aff’d without opinion sub nom., City of Cape Girardeau v. SEC, 521 F.2d 324 (D.C. Cir. 1970).

12 Section 11(b)(1) states, in relevant part:

[T]he Commission shall permit a registered holding company to continue to control one or more additional integrated public-utility systems, if, after notice and opportunity for hearing, it finds that —

(A)	Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

(B)	All of such additional systems are located in on estate, or in adjoining States, or in a contiguous foreign country; and

(C)	The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management efficient operation, or the effectiveness of regulation.

13 Section 2(a)(29), See also, American Natural Gas Co., Holding Co. Act Release No. 15620 (Dec. 12, 1966).

14 Sempra Energy, Holding Co. Act Release No. 27095 (Oct 25, 1999); Sempra Energy, Holding Co. Act Release No. 26971 (Feb 1, 1999).

15 Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999) at 20-28 (footnotes omitted).

16 Id.

17 MCN Corp., Holding Co. Act Release No. 26576 (Sept. 17, 1996), citing North American Co., 18 S.E.C. 459, 463 (1945) ("The extent of coordination, the relatively small size of the companies and communities involved, the necessity of widespread operations all tend to diminish the significance of the spread of the area as it affects localized management.")

18 American Natural Gas Co., Holding Co. Act Release No. 15620 (Dec. 12, 1966).

19 See also, CMP Group, Inc., Holding Co. Act Release No. 26977 (Feb. 12, 1999) (finding "de facto integration" when the utility service territories of the system companies are overlapping, adjacent or in close proximity to one another, the utility subsidiaries will be coordinated administratively, and the acquisition will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that section 11(b)(1) and the Act generally were intended to address).

20 Because MGU has just acquired the gas systems in Gallatin and Hamilton, Missouri, MGU’s forward looking financial projections are based on its best estimate of revenues, income and investment in utility plant over the next full fiscal year March 31, 2005 to March 31, 2006.

21 See e.g., C&T Enterprises, Inc., Holding Co Act Release No. 27590 (Oct. 31, 2002).

22 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999)("NIPSCO").

23 NIPSCO. See also, Enron Corp., Holding Co. Act Release No. 27782 (Dec. 29, 2003).

24 See note 9 supra.